22/05 2008 12:29 FAX 23336620 SECRETARIAL 001

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

22 May 2008

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G) [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

08002742

BY FAX # 001-202-772-9 207

Dear Sirs,

GENTING BERHAD ("Genting")
EXEMPTION NO. 82-4962

We enclose a copy each of the following announcements of the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 :

(i) Acquisition of new wholly-owned subsidiary by the Company.

(ii) Proposed Amendments to the Articles of Association of the Company.

(iii) Fortieth Annual General Meeting.

(iv) Entitlements (Notice of Book Closure).

RECEIVED
2008 MAY 22 A 12:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROCESSED
MAY 27 2008 E
THOMSON REUTERS

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

dw 5/22

Encls.
F:\USERS\SEC\ELIE\Letters\ADR.doc

BURSA MALAYSIA

Exemption No. 82-4962

General Announcement

Initiated by GENTING - COMMON on 21/05/2008 04:29:14 PM
Ownership transfer to GENTING on 21/05/2008 04:29:37 PM
Submitted by GENTING on 21/05/2008 06:01:24 PM
Reference No GG-080521-E9F68
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	GENTING BERHAD
* Stock name	GENTING
* Stock code	3182
* Contact person	LOH BEE HONG
* Designation	COMPANY SECRETARY
* Contact number	03-23338120
E-mail address	elaine.loh@genting.com

Type *: Announcement

Subject *: ACQUISITION OF NEW WHOLLY-OWNED SUBSIDIARY BY THE COMPANY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that the Company has acquired Lacustrine Limited ("Lacustrine") as its new wholly-owned subsidiary on 8 May 2008 as an investment holding company. Lacustrine was incorporated on 11 March 2008 in the Isle of Man with an issued and paid-up capital of USD 1/- comprising 1 ordinary share of USD 1/-.

None of the Directors and/or major shareholders of the Company and/or persons connected with them has any interest, direct or indirect in the aforesaid acquisition.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2008.

GENTING BERHAD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 8: -4962

General Announcement

Initiated by GENTING - COMMON on 21/05/2008 04:30:53 PM
Ownership transfer to GENTING on 21/05/2008 04:31:08 PM
Submitted by GENTING on 21/05/2008 06:01:24 PM
Reference No GG-080521-EC5D6
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	GENTING BERHAD
* Stock name	GENTING
* Stock code	3182
* Contact person	MS LOH BEE HONG
* Designation	COMPANY SECRETARY
* Contact number	03-23336120
E-mail address	elaine.loh@genting.com

Type *: Announcement

Subject *: GENTING BERHAD ("GB" or "the Company")
- PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY ("Proposed Amendments")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
The Board of Directors of GB wishes to announce that it intends to seek the approval of its shareholders for the Proposed Amendments at its forthcoming Fortieth Annual General Meeting.

The Proposed Amendments are to streamline the Company's Articles of Association with the Listing Requirements of Bursa Malaysia Securities Berhad and other prevailing statutory and regulatory requirements as well as to update the Articles of Association, where relevant, for clarity and consistency.

A Statement to Shareholders containing the details of the Proposed Amendments to the Company's Articles of Association will be despatched together with the Company's Annual Report for 2007.

For and on behalf of the Board of Directors,

TUN MOHAMMED HANIF BIN OMAR
DEPUTY CHAIRMAN
GENTING BERHAD

Announcement Details:-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

Exemption No. 82-4962

General Announcement

Initiated by GENTING - COMMON on 21/05/2008 04:30:53 PM
Ownership transfer to GENTING on 21/05/2008 04:31:08 PM
Submitted by GENTING on 21/05/2008 06:01:24 PM
Reference No GG-080521-EC5D8
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type *: Announcement

Subject *: GENTING BERHAD ("GB" or "the Company")
- FORTIETH ANNUAL GENERAL MEETING

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
The Board of Directors of GB is pleased to announce that the Fortieth Annual General Meeting of the Company will be convened and held at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Monday, 23 June 2008 at 2.30 p.m. to transact the ordinary and special businesses of the Company.

For and on behalf of the Board of Directors
TUN MOHAMMED HANIF BIN OMAR
DEPUTY CHAIRMAN
GENTING BERHAD

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

Exemption No 82-4962

Entitlements (Notice of Book Closure)

Initiated by GENTING - COMMON on 21/05/2008 04:30:15 PM
Ownership transfer to GENTING on 21/05/2008 04:31:08 PM
Submitted by GENTING on 21/05/2008 06:01:24 PM
Reference No GG-080521-EB752
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	GENTING BERHAD
* Stock name	GENTING
* Stock code	3182
* Contact person	MS LOH BEE HONG
* Designation	COMPANY SECRETARY
* Contact number	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Entitlement date *	30/06/2008
Entitlement time *	04:00:00 PM
Entitlement subject *	Final Dividend
Entitlement description *	Final Dividend of 4.30 sen less 26% tax per ordinary share of RM0.10 each.
Period of interest payment	to
Financial Year End	31/12/2007
Share transfer book & register of members will be closed from	to
(both dates inclusive) for the purpose of determining the entitlements	
Registrar's name ,address, telephone no *	GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD 24th Floor, Wisma Genting Jalan Sultan Ismail 50250 Kuala Lumpur Tel : 03-21782266
Payment date	23/07/2008
A depositor shall qualify for the entitlement only in respect of:	
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers *	30/06/2008
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	
c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.	
Number of new shares/securities issued (units) (If applicable)	
Entitlement indicator *	RM
Entitlement in RM (RM) *	0.043
Remarks	

END